Exhibit 99.1

VIA SEDAR

April 15, 2016

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

RE: ESSA Pharma Inc.

Re: Prospectus Supplement dated April 15, 2016 to the Short Form Base Shelf Prospectus dated December 22, 2015

Dear Sirs/Mesdames:

We refer to the prospectus supplement of ESSA Pharma Inc. (“ESSA”) dated April 15, 2016 (the “Prospectus Supplement”) to the short form base shelf prospectus of ESSA dated December 22, 2015 (together with the Prospectus Supplement, the “Supplemented Prospectus”).

We hereby consent to the reference to our name and inclusion of our opinion under the headings “Certain Canadian Federal Income Tax Considerations” and “Eligibility for Investment” and the reference to our name under the heading “Legal Matters” in the Prospectus Supplement.

We confirm that we have read the Supplemented Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained in the Supplemented Prospectus that are derived from our opinion referred to above or that are within our knowledge as a result of services we performed in connection with the preparation of such opinion.

This letter is delivered to the addressees pursuant to the requirements of Section 4.2(a)(vii) of National Instrument 44-101 – Short Form Prospectus Distributions and Section 7.2(1) of National Instrument 44-102 – Shelf Distributions.

Yours truly,

(Signed) Blake, Cassels & Graydon LLP